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Aaron D Sims · 2nd

Mission Driven Fintech Founder | SocialPreneur | Small Business Advisor | Outsource CFO | Full Stack Web Developer | All-Around Great Guy

Talks about #banking, #fintechs, #blackbank, #wealthgap, and #financialhealth

Chicago, Illinois, United States ·

Contact info

3,339 followers · 500+ connections

2 mutual connections: Katie Powers and Lydia Smith

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OurBanc

Alabama Agricultural and Mechanical University

Highlights

2 mutual connections

You and Aaron D both know Katie Powers and Lydia Smith

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3,339 followers

Exactly

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Brian Carey Sims dropping knowledge for you scholars of Black Students. Check it out! Jeffery Beckham Jr Big...

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Great visit with MX at their corporate HQ in Utah to celebrate OurBanc Corporation initial release and plan the next...

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OurBanc Corporation is going live with the helo of MX! Sign up on our website for early access.

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Forbes says financial health is more than just measuring income...

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David D. and I invite you to invest in OurBanc Corporation and support our mission of addressing America's widening...

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About

I have been serving lower middle market businesses across America for over 15 years. Transitioning from being a lender to an advisor provided the flexibility needed to ensure clients receive proper attention when evaluating the ... see more

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Experience



CoFounder & CFO

OurBanc · Full-time

Oct 2020 – Present · 11 mos

United States



President

A.D. Sims, LLC

Apr 2017 – Present · 4 yrs 5 mos

United States

A.D. Sims, LLC is a financial advisory firm specializing in providing consultative services to entrepreneurs and small businesses, empowering them to achieve their goals by identifying, understanding, and overcoming finance related



Managing Director

Gold Leaf Capital Partners · Contract

Feb 2020 – Present · 1 yr 7 mos

Gold Leaf Capital Partners is a boutique capital markets advisory firm specializing in financing deals between $500K and $50MM. The firm believes every business' financial needs are unique which require tailored strategic fi ...see more

Chief Financial Officer

Jomoworks, LLC

Oct 2017 – Present · 3 yrs 11 mos

United States

Jomoworks is a for-profit education management consulting firm specializing in connecting resources and energy from higher education with K-12 teachers and students. Combining the knowledge and expertise of a research institute ...see more

Regional Director

Stream Energy

Oct 2017 – Jun 2021 · 3 yrs 9 mos

Greater Chicago Area

As a Regional Director with Stream Energy, my role is to market their retail platform and educate consumers. For several years, ComEd has been the incumbent electricity utility company in the Northern District of IL servic ...see more

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Education



Alabama Agricultural and Mechanical University

1999 – 2003





University of North Carolina at Chapel Hill
Full Stack Web Development, Web Page, Digital/Multimedia
and Information Resources Design, A
2020 – 2020
Activities and Societies: HTML, CSS, Javascript, React, node,
mongoDB, express, several npm packages



